PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Technologies & Bioressources Inc.

Reports Second Quarter Results –

Record EBITDA

Laval, Quebec, Canada, January 26th, 2006, Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» today announced its results for the Second quarter ended November 30th, 2006.  Neptune recorded its highest EBITDA quarter to date.

Neptune’s Highlights:

-

Second Quarter ended November 30th, 2006:

•

Operating revenues increased by 44% to $1,947,000 compared to $1,354,000, for the second quarter of 2005.

•

EBITDA increased by 123% to $546,000 compared to $245,000 during the second quarter of 2005.

•

EBITDA margin increased by 55% from 18% to 28% respectively for the quarters ending November 30, 2005 and 2006.

•

Net loss from continuing operations decreased to $449,000, or $0.013 per share compared to $453,000, or $0.018 per share, for the second quarter in 2005.

-

Six months ended November 30th, 2006.

•

Operating revenues increased by 15% to $3,499,000 compared to $3,038,000 for the same period of 2005.

•

EBITDA increased by 45% to $849,000 compared to $587,000 for the same period of 2005.

•

EBITDA margin increased by 26% from 18% to 24% respectively for the six months periods ending November 30, 2005 and 2006.

•

Net loss from continuing operations decreased by 13%, to $734,000, or $0.021 per share, compared to $842,000, or $0.033 per share, for the same period of 2005.

“The reorganisation of our Sales and Marketing department is starting to pay off. Neptune has realized its best EBITDA quarter and second best sales quarter to date. We are very pleased with Neptune’s overall performance even though the existing stock option plan in conjunction with the significant share price increase over the six months period ending November 30, 2006 affected the bottom line without fortunately any impact on the cash flow,” stated André Godin, Vice-President, Administration and Finance for Neptune Technologies & Bioressources Inc.

About Neptune Technologies & Bioressources Inc. : http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

Corporate Contact:

The Howard Group Inc.

Neptune Technologies & Bioressources Inc.

Grant Howard / David Gordon

André Godin

Toll Free: 1-888-221-0915

Vice-President, Administration and Finance

info@howardgroupinc.com

a.godin@neptunebiotech.com

www.howardgroupinc.com

www.neptunebiotech.com